SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 28, 2016

I. Date, Time and Place: March 28, 2016, at 03:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Claudia Karpat, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions about the following items: (i) the Financial Statements of the Company, the Management Report, and the independent auditors’ (Ernst & Young Auditores Independentes S.S.) Opinion, Ernst&Young Auditores Independentes S.S. (“Ernst & Young”) for the fiscal year 2015 (“Financial Statements”), which shall be submitted to the General Shareholders’ Meeting of the Company, as well as those other documents as required in the applicable laws, especially in CVM Instruction no. 481/09 (“INCVM 481/09”); and (ii) Proposal for Allocation of 2015 Profit. VI. Resolutions: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (i) the Financial Statements of the Company, including the Management Report, and the Opinion issued by Ernst & Young, for fiscal year 2015, which shall be submitted to the General Shareholders’ Meeting of the Company for approval by the shareholders. Therefore, a copy of the the Financial Statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head-office and will be disclosed within the required legal term. The other documents, under the INCVM 481/09, were also approved, which will be disclosed within the legal term, shall be also submitted to the General Shareholders’ Meeting of the Company; and (ii) having in consideration that the Company recorded losses in fiscal year 2015, no distribution of dividends shall be made for fiscal year 2015. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, Edward H. Bastian, Antonio Kandir, Luiz Kaufmann and Richard Freeman Lark Jr. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, March 28, 2016.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Claudia Karpat Secretary

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.